

# MONTANA SECRETARY OF STATE

**Return Method:** Email

July 13, 2019

LUIGI BOSCHN
1950 S. OCEAN DR.
APT 7L
HALLANDALE BEACH FL 33009

## CERTIFICATION LETTER

I, COREY STAPLETON, Secretary of State for the State of Montana, do hereby certify that

**LiquidVineyards LLC**

filed its Statement of Dissociation with this office and has fulfilled the applicable requirements set forth in law. By virtue of the authority vested in this office, I hereby issue this certificate evidencing the filing is effective on the date shown below.

**Certified File Number:** C1112562 - 12823448
**Effective Date:** July 13, 2019

Thank you for being a valued member of the Montana business community. I wish you continued success in your endeavors.

Corey Stapleton
Montana Secretary of State

Montana State Capitol . PO Box 202801 . Helena, Montana 59620-2801
tel: (406) 444-3665 . fax: (406) 444-3976 . TTY: (406) 444-9068 . sos.mt.gov



STATE OF MONTANA

12823448
Montana Secretary of State
Filed: July 13, 2019 08:41 AM
BID: C1112562

## Statement of Dissociation

**LiquidVineyards LLC (C1112562)**

**Handling Option** Standard Processing

# Managers/Members

**LLC Managed By** Managers

Individual

**Name** Luigi Boschin

**Status** Active

**Business Mailing Address** 619 Victor Drive, Santa Rosa, California, 95401, United States

Individual

*Changed*

**Name** Angelo Aldous Jermann

**Status** Dissociated
***Previous Value*** ~~*Active*~~

**Business Mailing Address** Via Rava 13, Aldesago, Ticino, 6974, Switzerland

# Signature

**I have been authorized by the business entity to file this document online.**
Yes

**I, HEREBY SWEAR AND/OR AFFIRM, under penalty of law, including criminal prosecution, that the facts contained in this document are true. I certify that I am signing this document as the person(s) whose signature is required, or as an agent of the person(s) whose signature is**

**required, who has authorized me to place his/her signature on this document.**
Yes

| | |
|---|---|
| **Name** | Luigi Boschn |
| **Position** | Member/Manager |
| **Date** | 07/13/2019 |

# Daytime Contact

| | |
|---|---|
| **Phone** | 305-877 9192 |
| **Email** | luigi@me.com |